UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 001-14344

A.           Full title of the plan and address of the plan, if different from that of the issuer named below:

PATINA OIL & GAS CORPORATION
PROFIT SHARING & 401(k) PLAN

1625 Broadway, Suite 2000
Denver, Colorado 80202

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOBLE ENERGY, INC.
100 Glenborough Drive, Suite 100
Houston, Texas 77067

PATINA OIL & GAS CORPORATION
PROFIT SHARING & 401(k) PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004

Notes to Financial Statements

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005

Signature

Consent of KPMG LLP

Consent of Deloitte & Touche LLP

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Patina Oil & Gas Corporation Profit Sharing & 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Patina Oil & Gas Corporation Profit Sharing & 401(k) Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Patina Oil & Gas Corporation Profit Sharing & 401(k) Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in note 7, effective April 3, 2006, the Plan was merged into the Noble Energy Thrift and Profit Sharing Plan.

/s/KPMG LLP

Denver, Colorado
June 26, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Patina Oil & Gas Corporation Profit Sharing & 401(k) Plan
Denver, Colorado

We have audited the accompanying statement of net assets available for benefits of Patina Oil & Gas Corporation Profit Sharing & 401(k) Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financing reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

June 27, 2005

PATINA OIL & GAS CORPORATION
PROFIT SHARING & 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

PARTICIPANT DIRECTED INVESTMENTS—At fair
value (Notes 2 and 3):
Employer stock	$13,594,811	$24,988,621
Mutual funds	15,303,875	13,845,829
Common/collective trust	6,229,258	5,374,823
Participant loans	768,284	496,170

Total investments	35,896,228	44,705,443

RECEIVABLES:
Participant contributions	55,296	—
Net pending trades	8,643	135,971

Total receivables	63,939	135,971

NET ASSETS AVAILABLE FOR BENEFITS	$35,960,167	$44,841,414

See accompanying notes to financial statements.

PATINA OIL & GAS CORPORATION
PROFIT SHARING & 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

INVESTMENT INCOME:
Interest and dividend income	$778,368	$615,567
Net appreciation in fair value of investments (Notes 2 and 3)	6,224,233	9,899,516

Total investment income	7,002,601	10,515,083

CONTRIBUTIONS:
Participant	2,198,497	1,827,974
Employer—net of forfeitures reallocated (Note 1)	1,938,425	1,807,888
Transfer from Elysium Energy, LLC 401(k) Profit Sharing Plan	—	1,117,765
Participant rollovers	135,231	377,761

Total contributions	4,272,153	5,131,388

Total additions	11,274,754	15,646,471

DEDUCTIONS:
Distributions to participants	(20,152,701)	(742,390)
Other expenses	(3,300)	(950)

Total deductions	(20,156,001)	(743,340)

INCREASE (DECREASE) IN NET ASSETS	(8,881,247)	14,903,131

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	44,841,414	29,938,283

End of year	$35,960,167	$44,841,414

See accompanying notes to financial statements.

PATINA OIL & GAS CORPORATION
PROFIT SHARING & 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.                      DESCRIPTION OF THE PLAN

The following description of the Patina Oil & Gas Corporation Profit Sharing & 401(k) Plan (the “Plan”) provides only general information. Participants and all other users of these financial statements should refer to the Plan agreement for a more complete description of the provisions of the Plan.

General—The Plan is a defined contribution profit sharing and 401(k) savings plan for the benefit of eligible employees of Noble Energy Production, Inc. (the “Company” or “Employer”). The Plan is administered by an advisory committee approved by the Noble Energy, Inc. (“Noble”) Board of Directors. An employee becomes eligible to participate in the Plan on the first entry date after the employee attains age 18 and completes one month of service. The entry dates for the Plan are the first day of each month during the year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Effective June 21, 2004, the Plan was amended and restated and the trustee and recordkeeper thereunder changed from Merrill Lynch Trust Company to Scudder Trust Company and Automatic Data Processing, Inc., respectively. The Plan also changed its name from Patina Oil & Gas Corporation Profit Sharing and Savings Plan and Trust to Patina Oil & Gas Corporation Profit Sharing & 401(k) Plan. In addition, the Elysium Energy, LLC 401(k) Profit Sharing Plan was merged into the Plan effective June 21, 2004 as a result of the acquisition of the remaining 50% of Elysium Energy LLC by Patina Oil & Gas Corporation effective January 1, 2003.

On May 16, 2005, Noble completed a merger (the “Merger”) of Patina Oil & Gas Corporation (“Patina”) with and into Noble Energy Production, Inc., a fully owned subsidiary of Noble. As a result of the Merger, all active employees at the effective time of the Patina shareholders’ approval of the Merger became fully vested in their accounts. Each Plan participant holding Patina common stock at the effective time of the Merger made an election to receive Merger consideration in an equivalent value in the form of all Noble common stock, all cash, or a combination of Noble common stock and cash. The Plan survived the Merger and is now administered by Noble’s advisory committee.

Investments—The Plan allows participants various investment options including mutual funds, common/collective trusts and Company Stock (meaning Patina common stock prior to the Merger and Noble common stock after the Merger) in which to invest individual and employer contribution amounts, which may be changed at any time throughout the year.

Contributions—Employer contributions to the Plan are entirely discretionary and determined on an annual basis independently by Noble’s Board of Directors for 2005 and Patina’s Board of Directors for 2004. Employer contributions are allocated to participants based upon annual compensation adjusted for social security taxable compensation limits, in a manner defined by the Plan agreement. An employee becomes eligible to receive discretionary contributions made to the Plan by the Company once they have completed three months of service and are employed by the Company at the end of the year. For the year ended December 31, 2005, the Company made a discretionary contribution of $1,938,425 to the Plan plus reallocated forfeitures of $20,593. For the year ended December 31, 2004, the Company made a discretionary contribution of $1,807,888 to the Plan plus reallocated forfeitures of $79,738.

Eligible participants can contribute on a pre-tax basis from 1% to 50% of their eligible compensation, as defined, up to the maximum amount allowed by the Internal Revenue Code (“IRC”) Section 402(g) ($14,000 for 2005 and $13,000 for 2004). Rollover contributions from other qualified plans are also allowed if certain criteria are met. A participant who is age 50 or older can make a catch-up deferral contribution of $4,000 in 2005 and $3,000 in 2004, respectively. This catch-up limit will increase to $5,000 in 2006.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, if any, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are fully vested at all times in their individual contribution accounts. Vesting in Employer contribution accounts is based on years of service. A participant is 33% vested after one year, 67% after two years and 100% after three or more years of service. In addition, participants also become fully vested in their Employer contribution accounts upon reaching their normal retirement date as defined by the Plan agreement, or upon death or total disability of the participant.

Forfeitures—Upon termination of employment, the nonvested amounts in a participant’s Employer contribution account are forfeited by participants under the terms of the Plan. Amounts forfeited to the Plan may be applied to restore individual accounts of former participants, who are re-employed by the Company, as described in the Plan agreement, or to pay Plan fees and expenses. To the extent such restorations, fees and expenses do not deplete the aggregate amount of forfeitures for the Plan year, the remaining amounts shall be allocated as an Employer Contribution in the Plan year in which the forfeiture occurred. As of December 31, 2005, there were no forfeitures remaining to be reallocated in the following year and as of December 31, 2004, there was approximately $200 of plan year forfeitures remaining to be reallocated in the following year.

Payment of Benefits—Distribution of the participant’s entire account becomes due or available upon early retirement age 55 or age 59-½ and mandatory at age 70-½, or upon death or total disability. Such account balances may be distributed either in a lump-sum distribution, in installments, or a direct rollover into another qualified plan as described in the Plan agreement. Participants are entitled to receive the balance of their individual contribution account plus their vested interest in their Employer contribution accounts upon termination of employment. Participants may make hardship withdrawals from their individual contribution account, subject to certain restrictions.

Participant Loans—Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates determined from time to time by the Plan administrator. Principal and interest repayments are paid through payroll deductions.

Administrative Expenses—The Company has the discretion to pay administrative expenses of the Plan. During the years ended December 31, 2005 and 2004, such expenses were paid by the Company and approximated $10,300 and $17,000, respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the additions to and deductions from net assets available for benefits and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties— The Plan has a significant concentration in the Company’s Stock. The Plan provides for various investments in Company Stock, mutual funds and a common/collective trust. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition— Company Stock and mutual funds are stated at fair value, which is based on the quoted market prices. Participant loans are valued at the outstanding loan balance, which approximates fair value.

The common/collective trust invests in guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts. These contracts are carried in the common/collective trust fund’s audited financial statements at cost plus accrued interest, which approximates fair market value. The investment in the common/collective trust fund in the accompanying financial statements is valued at the Plan’s proportionate interest in the fund as of the financial statement dates. Interest rates earned on the investment change daily. The average yield for the years ended December 31, 2005 and 2004 were 3.70% and 3.59%, respectively. The crediting interest rates as of December 31, 2005 and 2004 were approximately 3.80% and 3.28%, respectively.

Net realized and unrealized gains and losses are reflected in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year end fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefit payments are recorded when paid. As of December 31, 2005 and 2004, net assets available for benefits included $5,334,352 and $3,949,994 representing assets of participants who had withdrawn from active participation in the Plan.

3.                      INVESTMENTS

The following presents investments exceeding 5% of net assets available for benefits as of December 31, 2005 and 2004:

	2005		2004
	Number of	Fair	Number of	Fair
	Units/Shares	Value	Units/Shares	Value

DWS Stable Value Fund, Class S	6,229,258	$6,229,258	5,374,823	$5,374,823
Davis New York Venture Fund, Inc., Class A	99,269	3,345,371	115,146	3,533,836
DWS S&P 500 Index Fund, Class S	112,922	1,869,981	—	—
American Funds Growth Fund of America, Class R-4	79,747	2,446,636	—	—
Noble Energy, Inc. common stock	337,340	13,594,811	—	—
Patina Oil & Gas Corporation common stock	—	—	666,363	24,988,621

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on the investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004

Mutual funds	$812,439	$1,085,580
Noble common stock and Patina common stock, respectively	5,411,794	8,813,936

Net appreciation of investments	$6,224,233	$9,899,516

4.                      TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated August 18, 2005 stating that the Plan and related trust is qualified under the appropriate sections of the IRC.  The plan has been amended since receiving the determination letter. However, the Company and the plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of December 31, 2005 and 2004.

5.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has reserved the right to terminate the Plan subject to provisions of ERISA. In the event of full or partial termination of the Plan, participants will become fully vested in their individual and Employer contribution accounts and will be entitled to distributions of their entire accounts according to the Plan agreement and ERISA. The Company merged all assets into the Noble Energy Thrift and Profit Sharing Plan (the “Noble Plan”) effective April 3, 2006 in order to achieve the synergies anticipated in conjunction with the Merger. See Note 7.

6.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Company Stock. Certain Plan investments are also shares in mutual funds and a common/collective trust managed by Scudder Trust Company (“Scudder”), the Trustee and recordkeeper of the Plan. As such, transactions in these funds represent party-in-interest transactions.

As of December 31, 2005 and 2004, the Plan held 337,340 and 666,363 shares, respectively, of Company Stock with a cost basis of $5,896,253 and $4,859,956, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income of $70,770 and $141,592, respectively from the ownership of these shares. The shares as of December 31, 2004, reflect Patina common stock shares prior to the consummation of the Merger between Patina and Noble. The shares as of December 31, 2005, are Noble common stock shares that reflect the conversion of Patina common stock to Noble common stock as a result of the Merger. In addition, the Noble common stock reflects the two-for-one split of its common stock that was effected in the form of a stock dividend in August 2005.

7.                      SUBSEQUENT EVENT

Effective January 1, 2006, the Company discontinued contributions to the Plan, employees no longer could make contributions to the Plan, and all eligible employees became active participants in the Noble Plan. In addition, the Plan merged all assets into the Noble Plan effective April 3, 2006 in order to achieve the synergies anticipated in conjunction with the Merger.

PATINA OIL & GAS CORPORATION
PROFIT SHARING & 401(k) PLAN

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issue, Borrower,			Number of	Fair
Lessor or Similar Party		Description of Investments	Units/Shares	Value

*	DWS Core Fixed Income Fund, Class S	Mutual Fund	80,845	$868,279

*	DWS Conservative Allocation Fund, Class S	Mutual Fund	17,132	202,848

*	DWS Moderate Allocation Fund, Class S	Mutual Fund	62,195	719,601

*	DWS Growth Allocation Fund, Class S	Mutual Fund	44,717	607,256

	Davis New York Venture Fund, Inc., Class A	Mutual Fund	99,269	3,345,371

	American Funds Capital World Growth and Income Fund, Class R—3	Mutual Fund	44,627	1,630,217

*	DWS S&P 500 Index Fund, Class S	Mutual Fund	112,922	1,869,981

	American Funds Growth Fund of America, Class R-4	Mutual Fund	79,747	2,446,636

*	DWS Small Cap Core Fund, Class S	Mutual Fund	47,946	1,082,152

	American EuroPacific Growth Fund, Class R-4	Mutual Fund	36,647	1,488,972

*	DWS Dreman High Return Equity Fund, Class S	Mutual Fund	12,477	564,977

	T. Rowe Price Mid Cap Value Fund, Class R	Mutual Fund	20,515	477,585

		Total Mutual Funds		15,303,875

*	DWS Stable Value Fund, Class S	Common / Collective Trust	6,229,258	6,229,258

	Participant Loans	Interest rates ranging from 4.5% to 11.5% with maturity dates of 2006 to 2024		768,284

*	Noble Common Stock	Noble Common Stock ($.01 par value)	337,340	13,594,811

	Total investments			$35,896,228

*              Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: June 27, 2006

PATINA OIL & GAS CORPORATION PROFIT SHARING & 401(k) PLAN

	By:	/s/ Robert K. Burleson
Robert K. Burleson, Senior Vice President of Noble Energy, Inc.

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

23.1	Consent of KPMG LLP, filed herewith.
23.2	Consent of Deloitte & Touche LLP, filed herewith.